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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02005342

SEC FILE NUMBER
8-16959

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2000 (MM/DD/YY) AND ENDING 09-30-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HDA Service Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189 Wilson Lane
(No. and Street)

Little Switzerland, NC 28749-0476
(City) (State) (Zip Code)


RECEIVED
JAN 22 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Aylesworth 828-765-9372
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

U.S. POST OFFICE DELAYED

David Wylie, CPA
(Name — if individual, state last, first, middle name)

PO Box 545, Spruce Pine, NC 28777-0545
(Address) (City) (State) Zip Code)

PROCESSED
JAN 31 2002
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Deborah Aylesworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HDA Service Corporation, as of 09-30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none - no exceptions

Deborah Aylesworth
Signature

President
Title

Paula D Oltmer
Notary Public

Exp: 04-02-2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HDA SERVICE CORPORATION

Financial Statements

September 30, 2001

(with Auditors' Report thereon)

DAVID E. WYLIE
Certified Public Accountant
P.O. Box 545
Spruce Pine, North Carolina 28777

HDA SERVICE CORPORATION

September 30, 2001

Table of Contents

DAVID E. WYLIE

CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 545
38 GREENWOOD ROAD
SPRUCE PINE, NC 28777
(828) 765-1040
FAX: (828) 765-9655

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of HDA Service Corporation:

I have audited the accompanying comparative balance sheets of HDA Service Corporation (a Florida corporation) as of September 30, 2001, 2000, 1999, and the related statements of income, changes in stockholders' equity, cash flows, and supplementary schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HDA Service Corporation as of September 30, 2001, 2000, 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Very truly yours,



David E. Wylie
Certified Public Accountant

Spruce Pine, N.C.

November 6, 2001

Exhibit "A"

HDA SERVICE CORPORATION

Balance Sheet

ASSETS

	September 30,		
	2001	2000	1999
ASSETS:			
Cash in bank	$ 20,606	$ 27,767	$ 18,992
Security deposit	-	-	-
Commissions receivable	-	-	900
TOTAL ASSETS	$ 20,606	$ 27,767	$ 19,892

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000	1999
LIABILITIES:			
Reclaims and taxes payable	-	1,127	-
Total Liabilities	-	1,127	-
STOCKHOLDERS' EQUITY			
Common stock, $0.095 par value, 5000 shares issued and outstanding	475	475	475
Additional capital	28,520	28,520	28,520
Retained earnings	3,166	9,200	1,552
Treasury stock- 2200 shares	(11,555)	(11,555)	(11,555)
Total Stockholders' Equity	20,606	26,640	18,992
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 20,606	$ 27,767	$ 18,992

The accompanying notes and schedules are an integral part of the financial statement.

Exhibit "B"

HDA SERVICE CORPORATION

Statement of Income

FOR THE YEARS ENDED SEPTEMBER 30,

	2001	2000	1999
INCOME:			
Commissions	$ 2,425	$ 18,371	$ 9,182
Interest	-	-	-
Miscellaneous fees	9,037	17,684	13,026
	11,462	36,055	22,208
EXPENSES:			
Compensation	4,161	9,746	-
Commission expense	-	5,000	-
Continuing education	171	943	-
Broker license and fees	1,564	1,861	2,518
Payroll taxes	382	824	-
Legal and professional fees	1,145	1,075	1,050
Rent	500	3,250	2,750
Auto expense	205	270	193
Telephone	974	1,605	1,642
Office expense and insurance	8,339	3,133	3,410
Corporate franchise tax	55	63	55
Travel expense	-	127	288
Promotion	-	510	456
	17,496	28,407	12,362
INCOME (LOSS) BEFORE INCOME TAXES	(6,034)	7,648	9,846
INCOME TAX EXPENSE	-	-	-
NET INCOME	$ (6,034)	$ 7,648	$ 9,846
EARNINGS (LOSS) PER COMMON SHARE	$ (2.16)	$ 2.73	$ 3.52

The accompanying notes and schedules are an integral part of the financial statement

Exhibit " D"

HDA SERVICE CORPORATION

Statement of Changes in Stockholders' Equity

FOR THE YEARS ENDED SEPTEMBER 30,

	2001	2000	1999
CAPTIAL STOCK:			
Beginning balance	$ 475	$ 475	$ 475
Less: Shares retired and cancelled	-	-	-
Ending balance	$ 475	$ 475	$ 475
ADDITIONAL CAPITAL:			
Beginning balance	$ 28,520	$ 28,520	$ 27,520
Net change	-	-	1,000
Ending balance	$ 28,520	$ 28,520	$ 28,520
RETAINED EARNINGS:			
Beginning balance	$ 9,200	$ 1,552	$ (8,294)
Current year net income (loss)	(6,034)	7,648	9,846
Ending balance	$ 3,166	$ 9,200	$ 1,552
TREASURY STOCK-COST:			
Beginning balance	$(11,555)	$(11,555)	$(11,555)
Cost of shares purchased	-	-	-
Ending balance	$(11,555)	$(11,555)	$(11,555)

The accompanying notes and schedules are an integral part of the financial statement

Exhibit "E"

HDA SERVICE CORPORATION

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

The Company did not have any liabilities which were subordinated to claims of general creditors at anytime during the fiscal year ended September 30, 2001.

HDA SERVICE CORPORATION

Supplementary Schedules

FOR THE YEARS ENDED SEPTEMBER 30,

	2001	2000	1999
Computation of Net Capital			
Total Assets	$ 20,606	$ 27,767	$ 18,992
Less: Liabilities	-	-	-
Net Capital	20,606	27,767	18,992
Plus: Allowable subordinated liabilities	-	-	-
Less Allowable liabilities	-	1,127	-
Adjusted Net Capital	$ 20,606	$ 26,640	$ 18,992

Computation for Determination of Reserve

The Company is exempt from rule 15c3-3 because it fulfills all the requirements of paragraph (K) (1). (see Note 1).

HDA SERVICE CORPORATION

Supplementary Schedules

FOR THE YEAR ENDED SEPTEMBER 30,

	2001	2000	1999
Reconciliation of the Computation of Net Capital			
Net Capital per broker-dealer	$ 20,606	$ 26,640	$ 18,992
Plus: Decrease in payables	-	-	-
Increase in cash	-	-	-
Less: Decrease in receivables	-	-	-
Decrease in cash	-	-	-
Net Capital Per auditor	$ 20,606	$ 26,640	$ 18,992

HDA SERVICE CORPORATION

Notes to Financial Statements
September 30,2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Accounting Policies

The Company is a registered broker-dealer of securities whose transactions are limited to the purchase (as a dealer), sale and redemption (as a broker or dealer) of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company.

The Company promptly transmits all funds and delivers all securities received in connection with its activities and does not otherwise hold funds or securities for, or owe money or securities to customers.

Income Taxes

The Company presents its financial statements on an accrual basis for the period ending September 30th and selected a February year-end for tax purposes. Tax returns are prepared on a cash basis. Because of the different period ending dates, income taxes are presented in the financial statement when accrued for the tax year and presented in the appropriate financial statement period. No accrual of current or deferred income taxes is made based on financial statement results.

NOTE 2 - EARNINGS (LOSS) PER COMMON SHARE

Earnings per common share outstanding was based on the weighted average method. The average number of shares outstanding was 2,800 for the years ended September 30, 1999, September 30, 2000, and September 30, 2001.

NOTE 3 - COMPUTATION OF NET CAPITAL

In our opinion the audit of HDA Service Corporation for the year ended September 30, 2001 did not disclose any material inadequacies since the corporation's previous audit. In addition there existed no material differences between the audit report and corporation's Computation of Net Capital.

NOTE 4 - S.I.P.C. FEES

The Securities Investors Protection Corporation (S.I.P.C.) fees have been paid by the required due date.

HDA SERVICE CORPORATION

Notes to Financial Statements
September 30,2001

NOTE 5 - CASH FLOW STATEMENT

The Company defines cash and cash equivalents as cash on hand, and demand deposits with banks or other financial institutions. The Company incurred no non-cash transactions during the year ended September 30, 2001, and no cash transactions for income taxes or interest.

Reconciliation of Net Income to Net Cash
Provided by Operating Activities:

Net Income (Loss)	$ (6,034)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Accounts receivable	-
NET CASH USED BY OPERATING ACTIVITIES	$ (6,034)

DAVID E. WYLIE

CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 545
38 GREENWOOD ROAD
SPRUCE PINE, NC 28777
(828) 765-1040
FAX: (828) 765-9655

November 6, 2001

To the Board of Directors and
Stockholders of HDA Service Corporation:

In planning and performing my audit of the statements of HDA Service Corporation, for the year ended September 30, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. However, I noted certain matters involving the internal control structure and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control structure that, in my judgment, could adversely affect HDA Service Corporation's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The following is a reportable condition I noted:

<u>Small Staff Size</u>

> In an organization such as HDA Service Corporation, with a limited number of personnel for certain functions, there are inherent limitations on the effectiveness of certain controls due to a lack of segregation of duties among the Corporation's personnel.

This report is intended solely for the use of the governing board and regulatory agency.

* * * * * * * * * * * *

I wish to take this opportunity to express my appreciation for the assistance and cooperation given to me during my examination. Should you have any questions concerning the matters presented herein, I would be pleased to discuss them with you further at your convenience.

Very truly yours,



David E. Wylie
Certified Public Accountant